SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period November 24, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period October 3, 2005 to November 24, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	November 24, 2005

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2005 – 25AWC

Interim Dividend to be Fully Franked

The Directors of Alumina Limited declared an interim dividend of 10 cents per share on 4 August, to be paid on 31 October 2005. The Directors deferred a decision whether the interim dividend would be franked or unfranked pending a tax ruling from the Australian Taxation Office, for which Alumina Limited and its partner Alcoa Inc, had jointly applied.

The tax ruling has now been received and is consistent with the ruling requested. The Directors are pleased to advise the interim dividend will be fully franked. Furthermore, the ruling provides confidence the Company will have sufficient franking credits to fully frank dividends declared in respect of earnings generated through to the end of 2006 at least.

The Company continues to work with Alcoa on a funding proposal for AWAC which, if agreed and implemented, would ensure we would continue to pay fully franked dividends to Alumina shareholders in respect of earnings generated from 2007, and also meet Alcoa’s funding objectives.

Stephen Foster

Company Secretary

13 October 2005

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 26AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

9 November 2005

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Alfred DEAN
Date of appointment	31 October 2005

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest. NIL

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert Donald James DAVIES
Date of last notice	29 September 2005
Date that director ceased to be director	31 October 2005

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Fully paid ordinary shares under the Alumina Employee Share Plan	61,824 ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 27AWC

Attached is a copy of a statement by Alcoa World Alumina and Chemicals and Alcan Inc announcing they have signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million metric ton per year (mtpy) alumina refinery in the Republic of Guinea, West Africa.

Alcoa World Alumina and Chemicals is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster Company Secretary	Alumina Limited
ABN 85 004 820 419

GPO Box 5411
23 November 2005	Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcan, Alcoa and Government of Guinea Sign Basic Agreement for 1.5 Million Mt Per Year Alumina Refinery in Guinea

CONAKRY, Guinea—(BUSINESS WIRE)—Nov. 22, 2005—Alcan Inc. (NYSE:AL)(TSX:AL) and Alcoa World Alumina LLC, a joint venture between Alcoa (NYSE:AA) and Alumina Ltd., with Alcoa holding 60 percent, today announced they signed a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million metric tonne per year (mtpy) alumina refinery in Guinea with further expansion potential.

The Basic Agreement, which is a significant milestone, includes the following elements:

— A majority ownership by Alcan and Alcoa World Alumina of at least 80 percent, with an option for the Guinean State to acquire an equity stake;

— Supply of bauxite to the refinery by Compagnie des Bauxites de Guinee (CBG). CBG is a partnership between the Government and Halco Mining, with Halco holding 51 percent. Halco is owned 45 percent each by Alcan and Alcoa World Alumina;

— Access to existing infrastructure;

— While bringing significant revenues to the government of Guinea, tax and customs regime would provide favourable conditions for an investment of this scope;

— Sale of alumina from the refinery to Alcan and Alcoa World Alumina.

Attending the signing ceremony today in Conakry were Cellou Dalein Diallo, Prime Minister of the Republic of Guinea, Ahmed Tidiane Souare, Minister of Mines and Geology, and other members of the Guinean Cabinet; Jacynthe Cote, Senior Vice President, Alcan Inc.; and President and Chief Executive Officer of Alcan Bauxite and Alumina; and Bernt Reitan, Executive Vice President and Group President of Primary Products of Alcoa.

“Given Alcan and Alcoa’s 30-year collaborative partnership with the Government of Guinea, their respective strength in technology as well as their operational competency, this project has the greatest ability to deliver real benefits to the country and its people within the announced timeline,” said Alcan’s Cote. “This signing brings Alcan that much closer to reaching its objective of further integrating Guinea within its global strategy. The project would also strengthen CBG as the primary bauxite supplier to refinery projects in Guinea.”

“This is an important day for Guinea. Together, we are taking a significant step forward in helping to provide for better utilization of the country’s bauxite resources, generating good jobs, and developing a major facility that will be built and operated according to the most stringent standards in the world,” said Alcoa’s Reitan. “As a result, this facility could be one of the lowest operating costs of its type anywhere in the world.”

Following ratification of the Basic Agreement by the Guinean National Assembly, Alcan and Alcoa would immediately commence detailed feasibility studies, including engineering, financing and legal work, for completion over the ensuing 12 months.

The studies, which could cost approximately US$25 to US$30 million, would provide the necessary information needed to take an investment decision. Following such decision, construction could begin by early 2007 with alumina production by 2009.